Exhibit 99.66
News Release
Update on timeline for FDA Action Date for Theratechnologies’
tesamorelin New Drug Application
Montréal, Canada — July 20, 2010 - Theratechnologies (TSX: TH) announced today that it has received feedback from the U.S. Food and Drug Administration (“FDA” or the “Agency”) regarding the timeline to review tesamorelin’s New Drug Application for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. The FDA has indicated that the review is progressing well. The Company now expects to have an official response in the fourth quarter of 2010. Theratechnologies and the Agency continue the positive and constructive dialogue regarding the regulatory process for tesamorelin.
About HIV-Associated Lipodystrophy
Several factors including a patient’s antiretroviral drug regimen and the HIV virus itself are thought to contribute to HIV-associated lipodystrophy, which is characterized by body composition changes, dyslipidemia and glucose intolerance. The changes in body composition include excess abdominal fat accumulation. There is currently no approved treatment available for the excess abdominal fat in HIV-infected patients with lipodystrophy.
About Theratechnologies
Theratechnologies (TSX: TH) is a Canadian biopharmaceutical company that discovers and develops innovative therapeutic products, with an emphasis on peptides, for commercialization. The Company targets unmet medical needs in financially attractive specialty markets where it can retain all or part of the commercial rights to its products. Its most advanced compound, tesamorelin, is an analogue of the human growth hormone releasing factor. In 2009, Theratechnologies submitted a New Drug Application to the U.S. Food and Drug Administration, seeking approval of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. The Company’s growth strategy is centered on the commercialization of tesamorelin in the United States and in other markets for HIV-associated lipodystrophy, as well as the development of clinical programs for tesamorelin in other medical conditions.
Forward-Looking Information
This press release contains certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation. This forward-looking information includes, but is not limited to, information regarding approval of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy by the FDA and the timeline by which a response will be provided by the FDA to the Company regarding its New Drug Application. Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include the risk that the FDA does not approve tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy or that the timeline regarding an official response be delayed. Certain assumptions made in preparing the forward-looking information include, among others, that the Company and the FDA will review on a timely basis the exchange of information between each of them, that the discussions will remain positive and that the FDA will approve tesamorelin. All of the
Theratechnologies Inc.
2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4
Phone: (514) 336-7800 • Fax: (514) 336-7242 • www.theratech.com forward-looking information is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments anticipated by the Company will be realized. Forward-looking information reflects current expectations regarding future events only as of the date of release of this press release. Investors are referred to the Company’s public filings available at www.sedar.com. In particular, further details on these risks and descriptions of these risks are disclosed in the “Risk and Uncertainties” section of the Company’s Annual Information Form, dated February 23, 2010, for the year ended November 30, 2009.

Contact:
Andrea Gilpin
Vice President, IR & Communications
Theratechnologies Inc.
Phone: 514-336-7800 x 205
communications@theratech.com